       1                                                         EXHIBIT (F)

						  December 15, 1995



Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

		Re: Consolidated Natural Gas Company
		    SEC File Number 70-8739

Dear Sirs:

	The following opinion is rendered in accordance with the requirements of Exhibit F to Form U-1 of the Securities and Exchange Commission ("SEC") with respect to the transactions proposed ("Proposed Transactions") by Consolidated Natural Gas Company ("Consolidated") in the Declaration at SEC File No. 70-8739, as amended ("Declaration"). In the Declaration authority is requested for Consolidated to implement a stockholder rights plan ("Plan") and to enter a related Rights Agreement ("Agreement") with Society National Bank, as agent.

	Pursuant to the Plan, the board of directors of Consolidated would declare a dividend distribution of one right ("Right") for each outstanding share of common stock, $2.75 par value per share, of Consolidated common stock ("Common Stock") to stockholders of record at the close of business on a specified record date. Each Right would initially entitle the holder to purchase from Consolidated one-half of a share of Common Stock at a price of $175 per share ($87.50 per half-share), subject to adjustment; would be evidenced by the certificates for shares of Common Stock; and would only be transferable with the Common Stock.

	Separate certificates evidencing the Rights would be issued to such holders of Common Stock in the event (i) a person or affiliated group acquires the ownership of 10% or more of the voting power of the outstanding voting securities of Consolidated or (ii) the announcement of a tender offer or exchange offer (incipient or already begun) which would result in a person owning 10% or more of such voting power. Once a person obtains beneficial ownership of 10% or more of the voting power of the outstanding voting securities of Consolidated, the holder of a Right (except such 10% or more holder) would be able to receive, upon exercise, Common Stock or other assets having a value equal two times the purchase price of the Right then in effect. The terms and conditions of the Plan are as described in more detail in the Declaration.

	I have examined the certificates of incorporation and bylaws of Consolidated; corporate action of Consolidated relating to the Proposed Transactions; the Declaration; the Agreement; and such other documents, records, laws and other matters as I deemed relevant and necessary for the purposes of this opinion.

	Based on such examination and relying thereon, I am of the opinion that when the SEC shall have permitted the Declaration to become effective and all other applicable federal and state security laws and regulations shall have been complied with, all requisite action will have been taken by Consolidated, except the actual carrying out thereof.

	In the event the Proposed Transactions are consummated in accordance with the Declaration, I am of the opinion that:

   (a) No state commission has jurisdiction of the Proposed Transactions;

   (b) Consolidated is validly organized and duly existing;

   (c) The shares of Common Stock when issued pursuant to the Plan will be validly issued, fully paid and nonassessable, and the holders of such shares will be entitled to the rights and privileges appertaining thereto set forth in the certificate of incorporation of Consolidated;

   (d) All state laws applicable to the Proposed
       Transactions will have been complied with, however I express no opinion as to need to comply with state blue sky laws;

   (e) The consummation of the Proposed Transactions will not violate the legal rights of the holders of any securities issued by Consolidated or any associate company thereof.

	I hereby consent to the use of this opinion in connection with the Declaration.

							Very truly yours,


							N. F. Chandler
							Attorney